DIEBOLD NIXDORF, INCORPORATED

50 Executive Parkway

Hudson, Ohio 44236

November 16, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Diebold Nixdorf, Incorporated

Registration Statement on Form S-1

File No. 333-275461

Ladies and Gentlemen:

Diebold Nixdorf, Incorporated (the “Company”) respectfully requests under Rule 461 promulgated under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) be accelerated to 4:00 p.m. Eastern time on November 20, 2023, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, the Company respectfully requests that you confirm that event with Bradley C. Brasser of Jones Day by a telephone call to (612) 217-8886.

Please contact Bradley C. Brasser of Jones Day at (612) 217-8886 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

DIEBOLD NIXDORF, INCORPORATED

By:	/s/ Elizabeth C. Radigan
Name:	Elizabeth C. Radigan
Title:	Executive Vice President, Chief Legal Officer and Corporate Secretary